Tropical PC, Inc.
                        3118 W. Parkwood Ave., #111
                             Webster, TX  77598
                          Telephone: (281) 554-9560
                          Facsimile: (281) 554-9561

September 2, 2009

VIA EDGAR TRANSMISSION AND FIRST CLASS MAIL
-------------------------------------------

U. S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street N.E.
Washington, DC  20549

Attention:  Ms. Tia Jenkins
            Senior Assistant Chief Accountant
            Office of Beverages, Apparel and Health Care Services

Re:  Tropical PC, Inc,
     Form 8-K filed on August 19, 2009

Dear Ms. Jenkins:

On behalf of Tropical PC, Inc., this letter responds to your August 31, 2009 comment letter, concerning Item 4.01 on our Form 8-K filed with the Commission on August 19, 2009.

We respectfully note the Staff's comment, and we have amended Item 4.01 of Form 8-K today. Per your comment letter, our amended filing includes the statement that "On August 27, 2009, the Public Company Accounting Oversight Board ("PCAOB") revoked the registration of Moore and Associates Chartered because of violations of PCAOB rules and auditing standards in auditing the financial statements, PCAOB rules and quality controls standards, and Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder, and noncooperation with a Board investigation."

Further to your second comment concerning our re-audit requirements, we intend to have our new auditors Seale and Beers, CPAs: 1) review our interim financial statements and related notes; and 2) cause Seale and Beers, CPAs to audit all financial statements to be included in our Form 10-K filing (including those previously audited by Moore and Associates Chartered). The Company does not intend to rely on any financial statements audited by Moore and Associates Chartered in such interim reports or 10-K filings or with respect to any future financial statements filed with the Commission.

We want to thank you for your assistance in our compliance with the applicable disclosure requirements.

Respectfully submitted,

Tropical PC, Inc.

By:  /s/ David D. Selmon
---------------------------------
         David D. Selmon
         Chief Executive Officer
         Chief Financial Officer

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